Exhibit 3.9

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

CHEVRONTEXACO FUNDING CORPORATION

ChevronTexaco Funding Corporation, a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify that:

1. The amendment to the Corporation’s Certificate of Incorporation set forth below was duly adopted in accordance with the provisions of Section 242 upon the unanimous written consent of the stockholders, in accordance with Section 228 of the General Corporation Law of the State of Delaware.

2. That Article I of the Corporation’s Certificate of Incorporation is amended to read in its entirety as follows:

“The name of the corporation is Chevron Funding Corporation”

IN WITNESS WHEREOF, ChevronTexaco Funding Corporation has caused this Certificate to be executed on this 12th day of July 2005.

/s/ Kimberley C. Schafer
Kimberley C. Schafer
Assistant Secretary